UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42776

Polibeli Group Ltd

(Exact name of registrant as specified in its charter)

Landmark Pluit Tower D 5th & 6th Floor.
Jl. Pluit Selatan Raya, Pluit, Penjaringan,
Kota Jakarta Utara, Daerah Khusus Ibukota Jakarta 14450
Republic of Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Closing of Business Combination

As previously announced by Chenghe (defined below) on September 16, 2024, and as described in greater detail in the proxy statement/prospectus included in the Registration Statement on Form F-4, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025 and declared effective on March 31, 2025, as subsequently amended by the Post-Effective Amendment filed with the SEC on April 25, 2025 and declared effective on May 1, 2025 (the “Form F-4”), which is incorporated herein by reference, Polibeli Group Ltd, a Cayman Islands exempted company with limited liability (the “Company”) entered into a business combination agreement with Chenghe Acquisition II Co., a Cayman Islands exempted company with limited liability (“Chenghe”) and Polibeli Merger One Limited, a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (“Merger Sub”), dated as of September 16, 2024 (the “Business Combination Agreement”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” Capitalized terms used but not otherwise defined in this section shall have the meanings given to such terms by the Business Combination Agreement.

On August 7, 2025 (the “Closing Date”), pursuant to the Business Combination Agreement, Merger Sub merged with and into Chenghe with Chenghe being the surviving company and as a direct, wholly owned subsidiary of the Company. The Company Ordinary Shares commenced trading on the Nasdaq Global Market under the symbol “PLBL” on August 8, 2025.

Pursuant to the Business Combination Agreement, at the Closing, holders of SPAC Units, SPAC Ordinary Shares and SPAC Warrants received Company Class A Ordinary Shares and Company Warrants as consideration of the Business Combination in accordance with the mechanism set forth below:

(a) each outstanding SPAC Unit, consisting of one (1) SPAC Class A Ordinary Share and one-half (1/2) of one (1) SPAC Warrant, was automatically separated and the holder thereof was deemed to hold one (1) SPAC Class A Ordinary Share and one-half (1/2) of one (1) SPAC Warrant;

(b) each SPAC Class B Ordinary Share that was issued and outstanding immediately prior to the Merger Effective Time was automatically converted into one (1) SPAC Class A Ordinary Share and each SPAC Class B Ordinary Share was no longer issued and outstanding and was automatically cancelled and ceased to exist;

(c) each SPAC Class A Ordinary Share (which for the avoidance of doubt, includes the SPAC Class A Ordinary Shares (A) issued in connection with the SPAC Class B Conversion; and (B) held as a result of Unit Separation) that was issued and outstanding (other than the SPAC Dissenting Shares, Redeeming SPAC Shares and the shares set forth in Section 3.7(a)(vii) of the Business Combination Agreement) was converted into the right to receive one (1) Company Class A Ordinary Share; and

(d) each SPAC Warrant that was outstanding and unexercised was automatically converted into the right to receive a Company Warrant, pursuant to the A&R Warrant Agreement.

The foregoing description of the Business Combination Agreement contained in this Report does not purport to be complete and is qualified in its entirety by the text of the Business Combination Agreement, which was filed as part of the Form F-4 (as Annex A and Exhibit 2.1 thereto), and which is incorporated by reference herein.

Board of Directors and Management of the Company

The Company’s directors and executive officers after the closing of the Business Combination will be as follows:

Name	Age	Position
Executive Officers
Fucheng Yan	44	Director and Chairman
Hua Chen	40	Chief Executive Officer
Xinjiang Li	39	Chief Financial Officer
Jesslyn Andina Olivia	23	Administration Director of Indonesian Business
Non-Executive Directors
Cong Cheng345	44	Independent Director
Asséré Marc126	69	Independent Director

[1]	Member of Audit Committee
[2]	Member of Compensation Committee
[3]	Member of Nominating Corporate and Governance Committee
[4]	Chairperson of Audit Committee
[5]	Chairperson of Compensation Committee
[6]	Chairperson of Nominating Corporate and Governance Committee

Amendment to Memorandum and Articles of Association

In connection with the closing of the Business Combination, an amended and restated memorandum and articles of association of the Company (the “Amended M&A”) was adopted and became effective under Cayman Islands law. The material terms of the Amended M&A and the general effect upon the rights of holders of our capital shares are included in the Form F-4 under the sections entitled “Description of Securities of the Company after the Business Combination” and “Comparison of Rights of Company Shareholders and Chenghe Shareholders” beginning on page 231 and page 240, respectively, which are incorporated by reference herein.

The foregoing description of the Amended M&A is a summary only and are qualified in its entirety by reference to the Amended M&A, which was filed as part of the Form F-4 (as Annex B and Exhibit 3.2 thereto), and which is incorporated by reference herein.

Related Agreements

A&R Warrant Agreement

At the Closing, the Company, Chenghe and Continental Stock Transfer & Trust Company entered into the A&R Warrant Agreement, pursuant to which, among other things, the Warrant Agreement was amended to cause each SPAC Warrant to represent the right to receive, from the Closing, a warrant to purchase one Company Class A Ordinary Share, on the terms and subject to the conditions set forth therein.

The foregoing description of the A&R Warrant Agreement and the rights and restrictions contemplated thereby does not purport to be complete and is qualified in its entirety by the terms and conditions of the A&R Warrant Agreement, which was filed as Exhibit 4.7 to the Company’s Form F-4 in connection therewith, and which is incorporated by reference herein.

Lock-Up Agreements

At the Closing, the Company, the Sponsor, the Company Shareholder and certain SPAC Key Holders (as defined in the Lock-Up Agreement) entered into the Lock-Up Agreement, pursuant to which, the Sponsor, the Company Shareholder and each SPAC Key Holder (as defined in the Lock-Up Agreement) agreed to not to transfer any Lock-Up Shares (as defined in the Lock-Up Agreement) for a period of twelve (12) months after the Closing Date, with certain exceptions and carveouts.

Concurrently with the entry into the Lock-Up Agreement at the Closing of the Business Combination, the Company, the Company Shareholder and the Sponsor agreed to waive the lock-up restrictions on 30,102,200 Company Class A Ordinary Shares received by the Company Shareholder, 2,785,000 Company Class A Ordinary Shares received by the Sponsor and 90,000 Company Class A Ordinary Shares received by the SPAC Key Holders (as defined in the Lock-Up Agreement).

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Lock-Up Agreement, which was filed as part of the Form F-4 (as Annex F and Exhibit 10.3 thereto), and which is incorporated by reference herein.

Registration Rights Agreement

At the Closing, the Company, SPAC and other parties listed thereto entered into the Registration Rights Agreement, pursuant to which, among other things, the Company agreed to undertake certain resale shelf registration obligations in accordance with the Securities Act and certain holders have been granted customary demand and piggyback registration rights.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, which was filed as part of the Form F-4 (as Annex E and Exhibit 10.4 thereto), and which is incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

Some of the information contained in this Report, or incorporated by reference herein, constitutes “forward-looking statements” within the definition of the Private Securities Litigation Reform Act of 1995. These statements can be identified by forward-looking words such as “may,” “will,” “anticipate,” “believe,” “expect,” “continue,” “could,” “estimate,” “future,” “expect,” “intends,” “might,” “plan,” “possible,” “potential,” “aim,” “strive,” “predict,” “project,” “should,” “would” or similar words. Investors should read statements that contain these words carefully because they:

●	discuss future expectations;

●	contain projections of future results of operations or financial condition; or

●	state other “forward-looking” information.

We believe it is important to communicate our expectations to its shareholders. However, there may be events in the future that our management is not able to predict accurately or over which we have no control. The cautionary language contained in this Report and incorporated herein by reference, involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to the factors discussed under the “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Polibeli Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections beginning on pages 21, 64, and 188, respectively, of the Form F-4, which sections are incorporated herein by reference. Accordingly, undue reliance should not be placed on these forward-looking statements. We undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports that the Company will file from time to time with the SEC after the date of this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polibeli Group Ltd

	By:	/s/ Fucheng Yan
		Name:	Fucheng Yan
		Title:	Chairman and Director

Date: August 8, 2025

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